FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 24 August 2004 – 3 September 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

1.1	Appendix 3Y

Media Releases

2.1	Leading Edge rejuvenates Telecom’s dealer distribution
2.2	Telecom signs sale and purchase agreement for Computerland NZ
2.3	Telecom confirms purchase of Computerland NZ

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELECOM CORPORATION OF NEW ZEALAND LIMITED

ABN 050 611 277

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WAYNE BOYD

Date of last notice	N/A

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT (VIA PARTNERSHIP)

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	20 August 2004

No. of securities held prior to change	Nil

Class	ORDINARY

Number acquired	14,000

Number disposed	0

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$82,180 ($5.87 per share excluding brokerage)

No. of securities held after change	14,000

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET ACQUISITION OF SHARES BY PARTNERSHIP OF WHICH WAYNE BOYD AND ANN CLARKE ARE PARTNERS

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

24 August 2004

Leading Edge rejuvenates Telecom’s dealer distribution

Heavyweight Australian retailer Leading Edge Group has purchased 15 Telecom business focused retail stores for $16.4 million.

“We’re thrilled to have a partner of Leading Edge Group’s pedigree to enhance the service provided to our small and medium size business customers”, Telecom Mobile General Manager Kevin Kenrick said.

“Leading Edge has demonstrated strong operating skills and a proven record in developing and managing communication stores in Australia. We’re looking forward to the expertise they will bring to the market and the added-value they will provide our customers,” he said.

The Leading Edge Group is Australia’s largest buying group and is presently Telstra’s third largest postpaid mobile phone dealer. Leading Edge Group operates a national network of 1,300 stores in Australia that generate A$1.5 billion in annual turnover.

Mr Kenrick said the decision to sell the stores was made mid-2003 as part of a detailed review of Telecom’s retail distribution strategy. Recommendations included the revamping of consumer stores to complement the work of mass market retailers, and the sale of 15 business stores to an independent dealer.

“The review recognised the need to consolidate the dealer channel for the business stores with the creation of national operators with the mandate for growth,” he said.

“Our aim is to offer a consistent and professional customer experience providing access to the knowledge and expertise required by customers to meet their communications needs,” he said.

Leading Edge Group will take over ownership of the stores on 30 September 2004.

…more…

                                             Telecom Mobile…2

Leading Edge Group Chief Executive Officer Keith Lane said he has been very impressed by Telecom’s plans to work with Leading Edge to revitalise the stores.

“Leading Edge Group intends to leverage the strength of both the Telecom brand and the company’s extensive business networks to grow the existing business base,” Mr Lane said.

Telecom retains ownership of the 25 consumer focussed stores and adds Leading Edge Group to a stable of independent retail & dealer partners.

The sale of the 15 outlets, in Auckland, Wellington, Hamilton, Tauranga, Whangarei, Taupo, Napier and Christchurch, was managed by New Zealand investment bank First NZ Capital.

ENDS

For more information, please contact:

Sarah Berry

Media Relations Executive

Telecom

04 498 9481

027 470 7900

sarah.berry@telecom.co.nz

About the Leading Edge Group

The Leading Edge Group is Australia’s largest buying group and is presently Telstra’s third largest postpaid mobile phone dealer. Total membership of the buying group comprises 1,300 stores across Australia and the group has over 100 independent mobile dealer stores with a strong SE and ME focus. In addition to IT and T Leading Edge operates across other vertical markets, including Music, Video, Books, Electronics, Home wares and Jewellery.

The Leading Edge Group has grown over the past 18 years, to become the business umbrella for no less than eight retail markets including Leading Edge Computers, Leading Edge Video, Leading Edge Music Leading Edge Telecom, Leading Edge Books, Leading Edge Internet, Leading Edge Housewares and Hourglass Jewellers.

About Telecom

The Telecom Group incorporates Telecom in New Zealand and AAPT in Australia and is a provider of telecommunications and IT services and the principal supplier of telecommunications services in New Zealand. Telecom provides local, national and international telephone services and a range of other telecommunications and IT services including leased circuits, Internet services, data communications, directories and online mobile services and mobile communications via its advanced CDMA network.

For more information visit www.telecom.co.nz

25 August 2004

MEDIA RELEASE

Telecom signs sale and purchase agreement for Computerland NZ

Telecom has signed a sale and purchase agreement to acquire Computerland NZ Ltd for $26 million.

Computerland NZ Ltd will continue to operate as a stand-alone business within Telecom for at least 12 months with Computerland CEO Chris Mackay reporting directly to Telecom Chief Information Officer Mark Ratcliffe.

Mr Ratcliffe said the acquisition is a very positive development for Telecom and for its information communications technology (ICT) business.

“Telecom has had a strategic relationship with Computerland for some time and sees this acquisition as an excellent growth opportunity for both organisations, for our customers, and for the wider ICT services market,” Mr Ratcliffe said.

“Telecom’s strategy has been to explore ways of further growing its ICT business through a three-pronged approach of organic growth, strategic alliances and acquisitions.

“Computerland is a high profile market leader in infrastructure support services with a strong brand, a great reputation and a comprehensive market reach in all major locations throughout New Zealand.

“The acquisition of Computerland will help to extend Telecom’s ICT capability, making the provision of infrastructure services far more accessible to customers in metropolitan and provincial areas,” Mr Ratcliffe said.

“For customers, this means that wherever you are in New Zealand and whatever your business technology issue is, we will have a solution for you.”

“A further benefit is the ability of Computerland’s franchise partners to gain efficiencies through the scale and capability of Telecom Advanced Solutions and Gen-i on behalf of their customers,” Mr Ratcliffe said.

“Each franchise operation will continue to operate as it does today – and to be locally owned and operated”.

1

The current expectation is that Telecom should be in a position to settle the acquisition of Computerland NZ Ltd at the end of August 2004, Mr Ratcliffe said.

The close timing of the Gen-i and Computerland acquisitions, while opportune, has been largely coincidental and Telecom is not actively pursuing any other acquisition opportunities at this time, Mr Ratcliffe said.

Telecom will continue to work in conjunction with its existing integration partners, Mr Ratcliffe added.

Computerland NZ Ltd has 360 staff across four locations in Auckland, Hamilton, Wellington and Christchurch with a further 220 staff employed in branded Computerland franchise operations in nine provincial locations. Computerland NZ Ltd and its franchise partners provide total technology solutions from consultation, design and development through to implementation to Corporate and medium enterprise businesses.

Computerland NZ Ltd earned revenues of around $100 million and EBITDA1 of approximately $3.6 million for the year ended December 2003.

Telecom Advanced Solutions is Telecom’s dedicated trans-Tasman information and communication technologies business. Its capability includes mobile and commerce applications, IP and Internet security, ICT infrastructure, hosting and storage solutions, contact centre solutions, and wireless, data and voice services. The recent Gen-i acquisition adds systems integration, managed solutions, product sales (as part of solutions) and activities in software development and IT training to the capability mix.

ENDS

For more information, please contact:

Sarah Berry

Media Relations Executive

Telecom

04 498 9481

027 470 7900

sarah.berry@telecom.co.nz

[1]	Earnings Before Interest Tax Depreciation and Amortisation

2

2 September 2004

MEDIA RELEASE

Telecom confirms purchase of Computerland NZ

Telecom today confirmed the purchase of technology solutions provider Computerland NZ Ltd for $26 million.

Computerland NZ Ltd will continue to operate as a stand-alone business within Telecom for at least 12 months with Computerland CEO Chris Mackay reporting directly to Telecom Chief Information Officer Mark Ratcliffe.

Mr Ratcliffe said the acquisition of Computerland will broaden Telecom’s ICT capability and increase its range of services, while simultaneously extending and diversifying Telecom’s customer base within the ICT services market.

“Telecom has taken up a leadership role in ICT services that will benefit Telecom, benefit our customers, and provide excellent new channels to market for those in the wider ICT services sector,” Mr Ratcliffe said.

“Computerland is a high profile market leader in infrastructure support services with a strong brand, a great reputation and a comprehensive market reach in all major locations throughout New Zealand.

“Telecom’s purchase of Computerland, coupled with our recent purchase of Gen-i is giving Telecom the room to grow in the ICT market, where the demand for services continues to be high.”

“The two acquisitions, together with Telecom’s own organic growth, will enable Telecom to provide the network based delivery of solutions widely in a market, which has traditionally relied solely on outsourcing services options,” Mr Ratcliffe said.

“For customers, this means that wherever you are in New Zealand and whatever your business technology issue is, we will have a solution for you.”

Telecom will continue to work in conjunction with its existing integration partners, Mr Ratcliffe added.

Computerland NZ Ltd has 360 staff across four locations in Auckland, Hamilton, Wellington and Christchurch with a further 220 staff employed in branded Computerland franchise operations in nine provincial locations. Computerland NZ Ltd and its franchise partners provide total technology solutions from consultation, design and development through to implementation to corporate and medium enterprise businesses.

1

Computerland NZ Ltd earned revenues of around $100 million and EBITDA1 of approximately $3.6 million for the year ended December 2003.

Telecom Advanced Solutions is Telecom’s dedicated trans-Tasman information and communication technologies business. Its capability includes mobile and commerce applications, IP and Internet security, ICT infrastructure, hosting and storage solutions, contact centre solutions, and wireless, data and voice services. The recent Gen-i acquisition adds systems integration, managed solutions, product sales (as part of solutions) and activities in software development and IT training to the capability mix.

ENDS

For more information, please contact:

Sarah Berry

Media Relations Executive

Telecom

04 498 9481

027 470 7900

sarah.berry@telecom.co.nz

[1]	Earnings Before Interest Tax Depreciation and Amortisation

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	3 September 2004